UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number	3235-0080
Washington, D.C. 20549	Expires	February 28, 2009
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FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12 (b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commision File Number 0-22710

Issuer: Interpharm Holdings, Inc. Exchange: American Stock Exchange, LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

75 Adams Avenue, Hauppauge, NY 11788, Tel: 631-952-0214
(Address, including zip code, and telephone number, including area code, of Issuers’s principal executive offices)

Common Stock, par value $.01 per Share
(Description of class securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration

☐ 17 CFR240.12d2-2(a)(1)
☐ 17 CFR240.12d2-2(a)(2)
☐ 17 CFR240.12d2-2(a)(3)
☐ 17 CFR240.12d2-2(a)(4)

☐  Pursuant to 17 17 CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. 1

☒ Pursuant to 17 CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Interpharm Holdings, Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

5/1/2008	By	/s/ Peter Giallorenzo	Chief Financial Officer
Date		Name	Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR240.19d-1 as applicable. See General Instructions.

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